SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER
SECTION 14(d) (l) OR 13(e) (l)
OF THE SECURITIES EXCHANGE ACT OF 1934

INTERGRAPH CORPORATION

(Name of Subject Company (Issuer))

INTERGRAPH CORPORATION

(Names of Filing Person (Offeror))

Common Stock, par value $.10 per share
(Title of Class of Securities)

458683109
(CUSIP Number of Class of Securities)

David Vance Lucas
Vice President, General Counsel and Secretary
Intergraph Corporation
Huntsville Alabama 35894-0001
(256) 730-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPIES TO:
J. Allen Overby
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
EX-99.A.5.A PRESS RELEASE 10/30/03

SCHEDULE TO

      This Tender Offer Statement on Schedule TO relates to the pre-commencement communications of an offer by Intergraph Corporation, a Delaware corporation (“Intergraph” or the “Company”), to purchase up to 10,000,000 shares of its Common Stock, par value $0.10 per share, including the associated stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of March 5, 2002, between the Company and Computershare Investor Services, LLC, as Rights Agent (the “Common Stock”), at a price per share of not less than $26.00 nor in excess of $28.00 per share, net to the seller in cash, without interest, as set forth in the press release attached as Exhibit 99(a)(5)(A). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

      Intergraph has not commenced the offer that is referred to in this communication. Upon commencement of such offer, Intergraph will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents. Shareholders are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits, along with all other documents that Intergraph is required to file with the Securities and Exchange Commission, will be available without charge at the Securities and Exchange Commission web site at www.sec.gov and will be delivered without charge to all shareholders of Intergraph.

Item  12.   Exhibits.

Exhibit No. 99

(a)(5)(A)	Press Release dated October 30, 2003.

      Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.